Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”)

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2 Date of Material Change

February 19, 2014

Item 3 News Release

The news release with respect to the material change referred to in this report was disseminated via Canada Newswire on February 19, 2014 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4 Summary of Material Change

Cash Store Financial Provides Ontario Update; Board Establishes Special Committee of Directors

Item 5.1 Full Description of Material Change

See attached Schedule “A”.

Item 5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

Not Applicable

Item 8 Executive Officer

Gordon Reykdal, CEO, at 780-408-5118

Item 9 Date of Report

February 20, 2014

SCHEDULE “A”

News Release

February 19, 2014

Cash Store Financial Provides Ontario Update; Board Establishes Special Committee of Directors

EDMONTON, February 19, 2014 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) (TSX: CSF; NYSE: CSFS) today announced that its Board of Directors has constituted a special committee of independent directors to review and respond to recent developments in Ontario.

On February 12, 2014, the Ontario Superior Court of Justice ordered that the Company’s subsidiaries, The Cash Store Inc. and Instaloans Inc., are prohibited from acting as a loan broker in respect of its basic line of credit product without a broker’s license under the Payday Loans Act, 2008 (the “Payday Loans Act”). As part of its overall business strategy, and as a result of the current regulatory environment and the court decision, the Company has taken all steps necessary to immediately cease offering all line of credit products offered to its customers in the Ontario branches.

On February 13, 2014, the Ontario Registrar of Payday Loans issued a proposal to refuse to issue a lender’s license to the Company’s subsidiaries, The Cash Store Inc. and Instaloans Inc., under the Payday Loans Act, 2008. Therefore, the Company is not currently permitted to sell any payday loan products in Ontario.

The Board of Directors believes that in light of these recent developments, it is prudent to mandate a special committee to carefully evaluate the strategic alternatives available to the Company with a view to maximizing value for all of its stakeholders. The special committee has engaged Osler, Hoskin & Harcourt LLP as its independent legal advisor to assist it in its strategic alternative review process.

The Board has not established a definitive timeline for the special committee of independent directors to complete its review and there can be no assurance that this process will result in any specific strategic or financial or other value-creating transaction. The Company does not currently intend to disclose further developments with respect to this process, unless and until the Board of Directors approves a specific transaction, concludes its review of the strategic alternatives or otherwise determines there is material information to communicate.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 510 branches across Canada under the banners “Cash Store Financial” and “Instaloans”. Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”.  Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or

Peter Block, NATIONAL Public Relations, 416-848-1431

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation, which we refer to herein, collectively, as “forward-looking information”. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular, this news release contains forward-looking information with respect to the Credit Agreement, credit facilities being advanced under the Credit Agreement and the Company’s ability to meet payment and interest obligations. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading “Risk Factors” in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. All material assumptions used in providing forward-looking information are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere. Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, our operating cost structure, current consumer protection regulations, as well as the ability to meet payments and interest obligations under the Credit Agreement, relationships with the Lenders and ability to abide by the terms of the Credit Agreement. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.